LEHMAN BROTHERS INCOME FUNDS
CLASS A
PLAN PURSUANT TO RULE 12b-1

SCHEDULE A

Class A of the following series of Lehman Brothers Income Funds are subject to this Plan Pursuant to 12b-1, at the fee rates specified:

Fee (as a Percentage of Average
Series	Daily Net Assets of Class A)

Neuberger Berman Core Bond Fund	0.25%

Neuberger Berman Strategic Income Fund	0.25%

Dated: February 28, 2009